

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2020

Kevin Conley
President and Chief Executive Officer
EVERSPIN TECHNOLOGIES INC
5670 W. Chandler Boulevard, Suite 100
Chandler, Arizona 85226

      Re: EVERSPIN TECHNOLOGIES INC
         Registration Statement on Form S-3
         Filed November 6, 2020
         File No. 333-249891

Dear Mr. Conley:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Geoff Kruczek at (202) 551-3641 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing

cc: Daniel Mahoney